FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month July, 2006

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-             .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Un-audited financial results as per Indian GAAP for the three months ended June 30, 2006.

2.	Press release regarding the un-audited financial results for the three months ended June 30, 2006.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 17, 2005. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDESH SANCHAR NIGAM LIMITED

	By:	/s/ Rajiv Dhar
	Name:	Rajiv Dhar
July 29, 2006	Title:	Chief Financial Officer

Exhibit 1

Rishabh Nath Aditya

Deputy Company Secretary

HQ/CS/CL.24B/12098

29 July 2006

Sir,

Sub : Un-audited Financial Results (Provisional) for the three months ended 30 June 2006.

Pursuant to Clause 41 of the Listing Agreement with Indian Stock Exchanges, please find sent herewith Un-audited Financial Results (Provisional) for the three months ended 30 June 2006, which has been taken on record by the Board of Directors in their Meeting, held on 29 July 2006.

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

R.N. Aditya

Deputy Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722061, 22721072

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Mr. Hitendra Patil, Vice President (Operations), Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. Harish Abhichandani, for SEC information requirements.

VIDESH SANCHAR NIGAM LIMITED

REGD. OFFICE: VIDESH SANCHAR BHAVAN, M.G. ROAD, MUMBAI-400001.

A. UNAUDITED FINANCIAL RESULTS

FOR THE QUARTER ENDED JUNE 30, 2006

				(Rs. in crores)

	Particulars	For the quarter ended June 30,		For the year ended March 31, 2006
		2006	2005
		(unaudited)	(unaudited)	(audited)
1	Revenues from Telecommunication Services	924	915	3,781
2	Other Income	27	29	172
3	Interest on Income Tax Refunds	—	—	56

4	Total Income	951	944	4,009

5	Total Expenditure	711	667	2,905
	a. Network Costs	536	501	2,096
	b. Operating and Other Expenses	116	120	600
	c. Salaries and Related Costs	59	46	209
6	Interest Expense	1	—	2
7	Depreciation and Amortisation	105	80	359
8	Prior Period Adjustments	3	—	(11)

9	Profit before taxes and exceptional items (1+2+3)-(5+6+7+8)	131	197	754

10	Exceptional Items:
	a. Provision for recoverable pension obligation	—	—	(6)
	b. Assets written off	—	—	(61)

11	Profit Before Tax (9+10)	131	197	687

12	Provision for Taxation	43	70	207
	a. Current Tax	50	68	228
	b. Deferred Tax	(8)	1	(25)
	c. Fringe Benefit Tax	1	1	4

13	Net Profit (11-12)	88	127	480

14	Paid up Equity Share Capital (Face value of Rs.10 per share)	285	285	285
15	Reserves excluding revaluation reserve			5,570
16	Basic and diluted earnings per share before exceptional items (Rs.)	—	—	18.40
17	Basic and diluted earnings per share including exceptional items (Rs.)	3.09	4.46	16.83
18	Aggregate of non-promoter shareholding
	a. Number of shares	81,177,924	77,752,618	81,877,924
	b. Percentage of shareholding	28.48	27.28	28.73

B. SEGMENT INFORMATION:

Business Segments:

							(Rs.in crores)
Particulars	For the quarter ended June 30, 2006 (unaudited)				For the quarter ended June 30, 2005 (unaudited)
	Wholesale Voice	Enterprise and Carrier Data	Others	Total	Wholesale Voice	Enterprise and Carrier Data	Others	Total
Revenues from Telecommunication Services	538	284	102	924	514	321	80	915

Segment Result	127	212	20	359	102	270	20	392

Unallocated expenses (net)				(228)				(195)

Profit before tax				131				197
Income tax				43				70

Profit after tax				88				127

		(Rs.in crores)
Particulars	For the year ended March 31, 2006 (audited)
	Wholesale Voice	Enterprise and Carrier Data	Others	Total
Revenues from Telecommunication Services	2,163	1,262	356	3,781

Segment Result	460	1,026	86	1,572

Unallocated expenses (net)				(818)

Profit before tax and exceptional items				754
Exceptional items				(67)

Profit before tax				687
Income tax				207

Profit after tax				480

Notes:

The Company’s reportable segments are Wholesale Voice, Enterprise and Carrier Data and Others. The composition of the reportable segments is as follows:

Wholesale Voice: includes International and National Voice services.

Enterprise and Carrier Data: includes corporate data transmission services like IPLC, Frame Relay, ILL and NPLC.

Others: includes Internet, GPSS, Telex, Telegraph, TV up-linking, Transponder lease and other services.

(i)	Revenues and expenses, which are directly identifiable to segments, are attributed to the relevant segment. Expenses on rent of satellite channels and landlines, and royalty and licence fee are allocated on the basis of usage. Segment result is segment revenues less segment expenses. Certain costs, including depreciation which are not allocable to segments have been classified as “unallocable expense”.

(ii)	Telecommunication services are provided utilizing the Company’s assets which do not generally make a distinction between the types of services. As a result, fixed assets are used interchangeably between segments. In the absence of a meaningful basis to allocate assets and liabilities between segments, no allocation has been made.

Figures for the previous period have been regrouped where necessary.

Notes:

1.	The above results were taken on record by the Board of Directors of the Company at their meeting held on July 29, 2006.

2.	Consequent to the revised Accounting Standard 15 -”Employee Benefits” issued by the Institute of Chartered Accountants of India, becoming effective from April 1, 2006, a charge of Rs.1.87 crores has been recorded in the current period on an estimated basis. The adjustment to opening reserves required under the transitional provisions of the standard will be made during the current financial year.

3.	Figures for the previous period have been regrouped where necessary.

4.	Investor Complaint status:

Outstanding as on April 01, 2006	Total received during the quarter ended June 30, 2006	Total resolved during the quarter ended June 30, 2006	Outstanding as on June 30, 2006
Nil	1	1	Nil

For Videsh Sanchar Nigam Limited

N. SRINATH

EXECUTIVE DIRECTOR

Place	: Mumbai
Date	: July 29, 2006

Exhibit 2

Rishabh Nath Aditya

Deputy Company Secretary

HQ/CS/CL.24B/12098A

29 July 2006

Sir,

Sub :	Press Release – VSNL Q1 Revenues Up.

Please find sent herewith the press release issued by VSNL on the subject.

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

Rishabh Nath Aditya

Deputy Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722061, 22721072

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Mr. Hitendra Patil, Vice President (Operations), Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. Harish Abhichandani, for SEC information requirements.

PRESS RELEASE

VSNL Q1 Revenues Up

Mumbai, July 29, 2006: International telecommunications major VSNL announced its unaudited financial results for the quarter ended June 30, 2006.

The company’s revenues on a standalone basis grew marginally for the quarter ended June 30, 2006 to Rs 951 crores against Rs 944 crores for the quarter ended June 30, 2005. The company’s operating profit stood at Rs 213 crore for the quarter ended June 30, 2006.

Net profits of the company decreased by 31% to Rs 88 crores for the quarter ended June 30, 2006 against Rs 127 crores for the quarter ended June 30, 2005.

Wholesale voice and enterprise & carrier data volumes have continued to grow; however, data revenues have shown a reduction due to steep fall in prices.

During the quarter, the company acquired Direct Internet Limited and its wholly-owned subsidiary Primus Telecommunications India Limited, giving VSNL a strong entry into the SME segment. The company also launched a Global Ethernet Service connecting major cities across Europe, North America and Asia, including 120 cities in India.

VSNL has been identified by the Boston Consulting Group as an emerging global challenger, one of the top 100 companies from rapidly developing economies that are going global and changing the world.

About VSNL

Videsh Sanchar Nigam Limited (VSNL), a part of the Tata Group, is a leading international telecommunications company. VSNL has, with the acquisition of Teleglobe, become one of the world’s largest carriers of international voice complementing its emergence as the largest provider of submarine cable bandwidth. VSNL has a global presence including operations in USA, Canada, UK, South Africa, Singapore, Sri Lanka and India making it the first Indian truly global telecommunications company. Its range of service offerings include wholesale voice, private leased circuits, IP MPLS VPN, Internet access, hosting, mobile signaling and several other IP services. The company is now poised to offer managed data services and deliver end-to-end telecommunications solutions to carriers and enterprises globally. VSNL, a pioneer in offering Internet services to individual customers now offers a full slew of retail products in India like high-speed broadband, dial-up Internet, Wi-FI, and net telephony under the Tata Indicom brand name, and continues to be one of the leading retail Internet players in India.

VSNL is listed on the major stock exchanges in India and also has its ADRs listed on the New York Stock Exchange. (www.vsnl.in)

Forward-looking and cautionary statements

Certain words and statements in this release concerning VSNL and its prospects, and other statements relating to VSNL’s expected financial position, business strategy, the future development of VSNL’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements of VSNL, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding VSNL’s present and future business strategies and the environment in which VSNL will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of VSNL’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in VSNL’s control, include, but are not limited to, those risk factors discussed in VSNL’s various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov.

#    #    #

For more information, please contact:

Mr. S. Ravindran D.G.M. – Corporate Communications Videsh Sanchar Nigam Limited Mumbai Ph. No.: 022-56591216 / 9223306610 Email: ravindran.s@vsnl.co.in